Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

215.564.8000

www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

January 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Rebecca Ament Marquigny

Re:	Strategy Shares (“Registrant”) File Nos. 333-170750; 811-22497

Dear Ms. Marquigny:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on November 24 and 25, 2020 with regard to Post-Effective Amendment No. 67 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 70 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-20-003707), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2020 (the “Amendment”), relating to the registration of Strategy Shares Gold-Backed Income ETF (the “Fund”), a new series of the Registrant.

The Registrant will file an additional post-effective amendment to the Trust’s Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s prospectus and Statement of Additional Information (the “SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Philadelphia | Washington | New York | Chicago

PROSPECTUS

1.	Comment: Ticker. The SEC staff (the “Staff”) notes that the CBOE ticker symbol appears on the Fund cover page but it does not yet appear on EDGAR. Please confirm that the information will be uploaded to EDGAR.
Response:	The Registrant confirms that the Fund’s ticker symbol will be uploaded to EDGAR.
2.	Comment: Fund name. The Fund’s proposed name, “Strategy Shares Gold-Backed Income ETF,” suggests that the Fund will invest in income securities, such as bonds, that are protected, backed, guaranteed or otherwise secured by gold. However, the Fund and its income investments are not sponsored or guaranteed, or otherwise able to invoke financial protection from investment losses, by being “secured” by physical assets such as gold. We believe that the term “gold-backed” is materially deceptive or misleading under the facts and circumstances inasmuch as the Fund’s name suggests a level of downside protection in gold that the Fund does not appear to provide. We also note that the Fund does not have a policy to invest at least 80% of its total assets in income instruments whose principal is fully secured by gold. Please add a policy to invest at least 80% of the Fund’s total assets in gold-backed instruments according to 1940 Act Rule 35d-1 or, alternatively, choose a different name that does not suggest that gold will serve as collateral to protect from investment losses.
Response:	The Registrant has changed the Fund’s name to “Strategy Shares Gold-Hedged Bond ETF.” As noted below and as disclosed in the Amendment, the Fund seeks to track the performance of the Solactive Gold-Backed Bond Index (the “Index”), which is designed to provide broad exposure to the U.S. dollar-denominated investment grade corporate bond sector while at the same time mitigating or “hedging” against U.S. dollar currency risk through the implementation of a gold inflation hedge. The Index provides investment exposure to gold that approximately equals the investment exposure to the corporate bonds comprising the Index and, in doing so, attempts to provide investment exposure to U.S. dollar-denominated corporate bond investments as if such bonds were denominated in gold.
3.	Comment: Investment objective. The Staff notes that the Fund’s investment objective is stated differently in the Item 4 and Item 9 Principal Investment Strategy sections (the Item 9 disclosure refers to “price and yield” while the Item 4 disclosure does not). Please delete the word “generally” from both and reconcile the descriptions of the index performance for which the fund seeks investment result correlation.

Response:	The investment objective in the Item 4 and Item 9 Principal Investment Strategy sections was revised to state, “The Fund’s investment objective is to seek investment results that correlate, before fees and expenses, to the performance of the Solactive Gold-Backed Bond Index (the “Index”).”

Fee Table

4.	Comment: Shareholder fees. If the Fund does not charge shareholder fees, then the “Shareholder Fees” line item is not necessary. Please consider deleting such line item and note that in accordance with Instruction 1 (c) to Item 3 of Form N-1A this line item does not need to be included.
Response:	The Registrant notes that it is its practice to include in the Fee Table a line item for Shareholder Fees and to state that such fees are not imposed, as shown in the Amendment. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
5.	Comment: Unified Fee. The Staff notes that footnote 1 to the fee table states that the following fees are stated as excluded from the unitary management fee, “the Fund’s management fee; payments under any 12b-1 plan; taxes; brokerage commissions and trading costs; interest (including borrowing costs and overdraft charges); short sale dividends and interest expenses; acquired fund fees and expenses; and non-routine or extraordinary expenses of the Fund (such as litigation or reorganizational costs).” Please supplementally clarify what fees and expenses are covered by the unitary fee.
Response:	The Registrant notes that the Prospectus states the following regarding the Fund’s unitary fee under the heading “Management of the Fund—Fees Paid to Advisor”:

“. . . the Advisor has agreed to pay all routine expenses of the Fund (including, without limitation, transfer agent fees, administrative fees and expenses, custodian fees, legal fees, accounting fees, any other expenses (including clerical expenses) of issue, sale, repurchase or redemption of shares, expenses of registering or qualifying shares for sale, transfer taxes, all expenses of preparing the Trust’s registration statement and prospectus for the Fund, and the cost of printing and delivering to shareholders prospectuses and reports) . . . ..”

6.	Comment: Expense examples. The Staff takes the position that the fee table and expense example are material and should not be filed only in the 485(b). Please file in your EDGAR correspondence the changed pages reflecting the completed fee table and expense example. The Staff may have additional comments on the completed information.

Response:	The Registrant respectfully notes that the fee table filed in the Amendment was complete. Exhibit A to this letter restates the completed the fee table and includes a completed expense example.

Fund Summary – Principal Investment Strategy

7.	Comment: In the first sentence of the summary principal investment strategy, please name the “Index” to which the strategy refers. Otherwise, please remove the quotation marks from “Index” in the strategy since it is already defined.
Response:	The Registrant has removed the quotation marks from the word “Index” in the first sentence of the principal investment strategy disclosure.
8.	Comment: Please revise the Item 4 and Item 9 disclosure to explain: (1) what is meant by “maintain 100% exposure to” both the Bond Component and the Gold Component; and (2) how the Fund will obtain these exposures. In addition, briefly disclose the investment thesis behind maintaining these exposures and the risks associated with the same. To the extent that the Fund’s strategy will require the Fund to roll over certain contracts and exposures, please ensure the impact of rollover costs on Fund returns is addressed in the disclosure.
Response:	Upon careful consideration of the Staff’s comments, the Registrant has significantly revised the Fund’s Item 4 and Item 9 disclosures to further clarify the Fund’s principal investment strategies and to provide additional information about the Index and its components (the “Revised Strategy Disclosure”) as set forth below. Given the extent of the revisions, the section is set forth in its entirety in un-marked form. Please note that the disclosure in italics appears only in the Item 9 section of the Fund’s Prospectus.

“The Fund seeks to track the performance of the Index. The Index is designed to provide broad exposure to the U.S. dollar-denominated investment grade corporate bond sector while at the same time mitigating or “hedging” against U.S. dollar currency risk through the implementation of a gold inflation hedge. The Index provides investment exposure to gold that approximately equals the investment exposure to the corporate bonds comprising the Index and, in doing so, attempts to provide investment exposure to U.S. dollar-denominated corporate bond investments as if such bonds were denominated in gold. The Fund cannot invest in the Index, but attempts to track the performance of the Index by investing in the underlying constituents that comprise the Index Components and by investing in securities that seek to maximize correlation with the Index Components as described below.

The Fund’s investment strategy is premised on the proposition that an investment in gold can potentially provide a hedge against inflation for a bond investment. Historically, the price of gold has generally risen when inflation was eroding the value of the U.S. dollar’s purchasing power. Notwithstanding the foregoing, there is no guarantee that the price of gold will move as expected relative to the U.S. dollar, nor is there any guarantee that gold will act as an effective inflation hedge. It is possible that the prices of gold and investment grade corporate bonds may decline at the same time, resulting in a significant decline in the value of the Index.

About the Index

The Index seeks to provide 100% exposure to the U.S. dollar-denominated investment grade corporate bond sector (the “Bond Component”) plus a gold inflation hedge with a notional value designed to correspond to the value of the Bond Component, with such notional value reset on a monthly basis (the “Gold Hedge Component”). The Index is rebalanced on the last business day of each month. The Index is intended to have higher returns than an unhedged investment in an equivalent portfolio of corporate bonds in environments where declines in the U.S. dollar correspond to a rise in the price of gold. Conversely, the Index is expected to have lower returns than an unhedged investment in an equivalent portfolio of corporate bonds in environments where increases in the U.S. dollar correspond to a decrease in the price of gold.

The Index, Bond Index, and Gold Hedge Index are owned, calculated, administered and published by Solactive AG (the “Index Provider”). The Index Provider is not affiliated with the Fund or the Advisor.

Bond Component: The Bond Component is represented by the Solactive USD Investment Grade Corporate Index (the “Bond Index”). The Bond Index aims to mirror the performance of investment grade corporate bonds issued in U.S. dollars. The Bond Index is a rules-based, market value weighted index and is a total return index, i.e., coupon payments will be reinvested on each rebalancing day. The Bond Index is composed of U.S. dollar-denominated, domestic and foreign (including emerging market) corporate debt securities. Corporate debt securities that the Bond Index may hold include fixed rate coupon bonds, sinkable and amortizing bonds, bearer bonds, zero coupon bonds, callable and puttable bonds (bonds with an announced call for the upcoming month are excluded), covered bonds, fix to float bonds that are in the fixed rate phase and are at least one year from their reset date,

(callable) perpetual fixed rate bonds (must be at least one year from their first call date), securities with alternative coupon mechanisms are also included (i.e. rating driven coupon schedules, step-up bonds with known schedules at issuance, and PIK), Yankee, MTN (issuer must be domiciled in the USA) and “Rule 144A” securities, which are subject to resale restrictions. All constituents of the Bond Index at the time of rebalance must have at least $400 million outstanding, a remaining time to maturity of at least 18 months, and be rated no lower than investment grade (at least BBB- / Baa3) by both Standard & Poor’s and Moody’s. While the Bond Index does not focus on particular economic sectors, industries or group of industries, it may from time to time concentrate its holdings in certain sectors or industries. As of the date of this Prospectus, the Bond Index was concentrated in the financial sector and was not concentrated in any one industry.

The Bond Index constituents are weighted according to their respective market values in proportion to the aggregated market value of all constituents in the Bond Index Component. As of the date of this Prospectus, the Bond Index Component is composed of approximately 1600 constituent companies. The Index is rebalanced on the last business day of each month.

Gold Hedge Component: The Gold Hedge Component is represented by the Solactive Gold Front Month MD Rolling Futures Index ER (the “Gold Hedge Index”). The Gold Hedge Index tracks the performance of the near month gold futures contracts listed on the Chicago Mercantile Exchange. The near month gold future is the futures contract that is closest to expiration. As the futures contracts approach their expiration dates, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The Gold Hedge Index has a monthly roll period that rolls the exposure over four days from the active contract into the next active contract as described below. During the first three days of the period, the applicable value of the futures contract is based on a combination of the near month contract and the next month contract as follows: (1) day 1 consists of 75% of the then near month contract plus 25% of the next month contract, (2) day 2 consists of 50% of the then near month contract plus 50% of the next month contract, and (3) day 3 consists of 25% of the then near month contract plus 75% of the next month contract. On day 4, the futures contract is the next month contract to expire at that time and that contract remains the futures contract until the beginning of the following month’s change in the futures contract over a four-day period.

The Gold Hedge Index is calculated as an “excess return” index and is published in U.S. dollars. Excess return, which can be positive or negative, measures the extent to which a fund has out- or under-performed its benchmark index. It is calculated as the fund's net asset value (NAV) total return less the benchmark's total return.

Fund Replication of the Index

The Fund uses a representative sampling strategy and total return swaps to replicate the performance of the Bond Index. Under normal conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) directly, or indirectly through total return swaps, in bonds. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of an applicable underlying index. The Fund may or may not hold all of the securities that comprise the Bond Index and may not track the Bond Index with the same degree of accuracy as would an investment vehicle replicating the entire Bond Index. The Fund may invest in securities that are not included in the Bond Index when Rational Advisors, Inc., the Fund’s investment advisor (the “Advisor”) believes investing in such securities would help the Fund track the Bond Index. The bond portion of the Fund’s portfolio is expected to have, in the aggregate, investment characteristics (such as market capitalization and industry weightings), fundamental characteristics (such as return variability, duration, maturity, credit ratings and yield) and liquidity measures similar to the securities that comprise the Bond Index. The Advisor primarily focuses on duration, yield, sector, and liquidity to determine investments. In addition to direct investments in bonds, the Fund will invest in total return swap contracts that seek to track the performance of the Bond Index in order to achieve a cumulative 100% notional exposure to the Bond Index.

The Fund seeks to gain exposure to the Gold Hedge Index by investing in total return swaps on one or more underlying pools that invest directly or indirectly in gold and/or in futures contracts on gold. Such investments will be made indirectly through the Fund’s Subsidiary (as described below). To the extent that the Fund invests in gold futures, the contracts used will be the same as the contracts in the Gold Hedge Index. The Fund’s investments in rolling futures contracts may be subject to additional costs related to contract rolling. Further dated futures contracts may have higher prices than nearer months due to factors including, but not limited to, seasonality, storage costs, and insurance costs. If the market for further-dated contracts is higher than the nearer months, the Fund will incur a cost to roll the futures contract as the sale of the near-term contract would be at a lower price than the longer-term contract. The difference in the price of the near and distant contracts determines the extent to which the Fund will incur additional costs related to rolling its contracts.

The Subsidiary will also hold cash and cash equivalents such as treasury securities as collateral for the Fund’s futures contract and total return swap investments.

It is expected that approximately 80%-90% of the Fund’s assets will be invested in the Bond Component and approximately 10% - 20% will be invested in the Gold Hedge Component (including cash and cash equivalents held as collateral). Futures contracts and total return swaps do not require up-front payments equal to the economic exposure represented by such instruments, which enables the Fund to obtain approximately 100% exposure to the Bond Component, with a corresponding 100% exposure to the Gold Hedge Component. There is no guarantee that the price of gold will move as expected relative to the U.S. dollar, nor is there any guarantee that gold will act as an effective inflation hedge. The Fund’s investment in gold futures contracts could cause the Fund to underperform an unhedged investment grade corporate bond index strategy. The Fund’s 100% exposure to each Component could lead to significant losses if the prices of gold and investment grade corporate bonds decline at the same time.

The Fund will concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries. The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of issuers.

Investments in Subsidiary – The Advisor executes a portion of the Fund’s strategy by investing up to 25% of the Fund’s total assets in a wholly owned and controlled subsidiary (the “Subsidiary”). The Subsidiary invests the majority of its assets in gold futures contracts and total return swaps. The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Subsidiary is SSGBI Fund Limited, a Cayman Islands company. The Subsidiary is advised by the Advisor.

9.	Comment: How the index works. Please explain more about how companies are selected for inclusion in the Solactive USD Investment

Grade Corporate Index and how gold futures are chosen for the Solactive Gold Multi-Day Roll Index. For example, what is the goal of each reference index? What number or range of component constituent companies are included in the Solactive USD Investment Grade Corporate Index? How are the individual components weighted (e.g., price weighted or equal weighted) and what factors determine their selection for the indices? For indices like these that are not household names like the S&P 500, the index descriptions should provide an adequate basis for an informed investment decision. Please revise or supplement the disclosure so investors have a practical understanding of what these component indices do, what they are tracking and whether tracking their combined performance would be appropriate based on an investor’s personal investment objectives.

Response:	Please see the section of the Revised Strategy Disclosure entitled “About the Index” as set forth in the Registrant’s response to Comment 8 above.
10.	Comment: Advisor and index provider affiliation. Please supplementally explain whether the Advisor was directly or indirectly involved in creating the Solactive Gold-Backed Bond Index methodology or the algorithm on which the methodology is based. Please state whether the Advisor retains any ongoing interest, control, role or input in the Index or its maintenance. If the Registrant believes there is no potential for a conflict of interest, please explain the basis for this conclusion as well.

Response:	The Index, Bond Index, and Gold Hedge Index are owned, calculated, administered and published by Solactive AG (the “Index Provider”). The Index Provider is not affiliated with the Fund or the Advisor. The Index was created by the Index Provider at the request of the Advisor to combine the Bond Index Component with the Gold Index Component (collectively the “Index Components”) into a single index. The Index Provider is responsible for the ongoing maintenance, compilation, calculation and administration of the Index and each Index Component. The Advisor had no role in creation of the Index Components and has no input as to the methodology governing the underlying Index Components or their constituents. There is no reason to believe there is a conflict of interest as the Advisor has no ongoing interest, control, role or input in either Index Component or their maintenance, and no selection of individual securities or constituents is made at the Index level.
11.	Comment: Rebalance and reconstitution. The disclosure states that the Solactive Gold-Backed Bond Index is rebalanced monthly and reconstituted annually. The white paper for the Index states that, “no ordinary rebalance takes place” and “the Index is not rebalanced extraordinarily.” Please reconcile.

Response:	The Registrant confirms that the Index is rebalanced monthly. However, the Index is not reconstituted annually. Please see the second to last paragraph of the Revised Strategy Disclosure as set forth in the Registrant’s response to Comment 8 above. In addition, the Registrant confirms that the Index Provider has modified its white paper for the Index to state that the Index is rebalanced monthly.
12.	Comment: Exposure to index strategy. The concept of 100% exposure to each of the two reference indices is not explained adequately. Since the Fund’s total gross exposure to these indices will be 200%, please explicitly identify this as a leverage strategy where total return swaps and gold futures contracts are the investment products that the Advisor uses to create that 200% exposure (or 2x leverage). Are there other types of derivatives on which the Advisor will rely to achieve this principal exposure strategy? If so, identify those instruments as well and if not, please so state. In addition, please clarify the allocation aspect of the Fund’s leverage strategy. Meaning, for example, does the Fund designate a particular percentage of assets for obtaining exposure to each reference index? If so, what are the percentages? If not, how does the Advisor make those allocation decisions? If the allocation decisions are a function of the applicable reference index, state this and add disclosure explaining how that reference index works (e.g., if the allocations are the same as the allocations in the Solactive USD Investment Grade Corporate Index, provide further explanation of the Solactive USD Investment Grade Corporate Index and state what its allocations are). The investor should have enough information to understand these concepts based on the Prospectus disclosure.
Response:	As noted above in response to Comment 8, the Registrant has significantly revised the Fund’s investment strategy disclosure. Please see the Revised Strategy Disclosure provided in response to Comment 8. As set forth in the Revised Strategy Disclosure, the Fund seeks to track the performance of the Solactive Gold-Backed Bond Index (the “Index”), which is designed to provide broad exposure to the U.S. dollar-denominated investment grade corporate bond sector while at the same time mitigating or “hedging” against U.S. dollar currency risk through the implementation of a gold inflation hedge. The Index provides investment exposure to gold that approximately equals the investment exposure to the corporate bonds comprising the Index and, in doing so, attempts to provide investment exposure to U.S. dollar-denominated corporate bond investments as if such bonds were denominated in gold. While there is no guarantee that the price of gold will move as expected relative to the U.S. dollar, and there is no guarantee that gold will act as an effective inflation hedge, the Registrant does not regard this to be a 2x leverage strategy. Further, the Registrant confirms that it does not currently intend to invest, directly or indirectly, in derivatives other than futures contracts and total return swap contracts.

Registrant notes that “Hedging Risk” is a principal risk of the Fund and the following disclosure has been added to the Item 4 and Item 9 principal risk sections of the Prospectus:

“Hedging Risk. Hedging is a strategy in which the Fund uses a derivative to offset the risks associated with other Fund holdings. There can be no assurance that the Fund’s hedging strategy will reduce risk or that hedging transactions will be either available or cost effective. There is no guarantee that the price of gold will move as expected relative to the U.S. dollar, nor is there any guarantee that gold will act as an effective inflation hedge. The Fund's gold hedge is expected to cause the Fund to be more volatile than a non-hedged portfolio of bonds. The Fund’s 100% exposures to each of the Bond Component and the Gold Hedge Component could lead to significant losses if the prices of gold and investment grade corporate bonds decline at the same time.”

13.	Comment: For context and clarity to aid comprehension, please combine the first and third paragraphs in the summary principal investment strategy and describe the Bond Component and Gold Component in greater detail. Specifically, add supplemental information about: (1) the listing status and maturities related to the gold futures contracts the Fund will hold (i.e., are they standardized exchange-traded contracts); and (2) the characteristics of the Bond Component (e.g., the number or range of issuers, average duration and maturity, anticipated sector and industry exposures, etc.).
Response:	As noted above in response to Comment 8, the Registrant has significantly revised the Fund’s investment strategy disclosure. Please see the Revised Strategy Disclosure provided in response to Comment 8. Specifically, the disclosure under the section of the Revised Strategy Disclosure entitled “Fund Replication of the Index” states that the Fund will invest in the same gold futures contracts as those held in the Gold Hedge Index and will use a replication strategy to invest in corporate bonds or will invest in bonds not included in the Bond Index that have, in the aggregate, investment characteristics, fundamental characteristics and liquidity measures similar to the securities that comprise the Bond Index. Information regarding the gold futures composing the Gold Hedge Index and the characteristics of the bonds within the Bond Index is set forth in detail under the section of the Revised Strategy Disclosure entitled “About the Index.”
14.	Comment: Bond component constituents. The disclosure says that the Fund may invest in “bonds that are constituents of the Bond Component.” The white paper identifies Rule 144A securities as one of the bond types that are eligible for inclusion in the Solactive Gold-Backed Bond Index. Please describe such investments in the Item 4 and

Item 9 investment strategy disclosure and, to the extent that it is principal, also provide associated risk disclosures.

Response:	The Registrant has made the suggested change relating to Rule 144A securities. Please see the second and third paragraphs under the section of the Revised Strategy Disclosure entitled “About the Index,” as set forth in the Registrant’s response to Comment 8 above.

In addition, the Registrant has added the following risk factor to the Item 4 and Item 9 disclosure:

“Rule 144A Securities Risk. The Fund may invest in securities that are normally purchased or resold pursuant to Rule 144A under the Securities Act. Rule 144A securities are restricted securities that are not publicly traded and may be subject to legal restrictions on resale. Rule 144A securities are generally not traded on established markets that are typically less active than the market for publicly-traded securities. As a result, Rule 144A securities may be illiquid, difficult to value and subject to wide fluctuations in value. Delay or difficulty in selling such securities may result in a loss to the Fund.”

15.	Comment: Total return swap contracts. The disclosure says: “The Fund may also obtain exposure to the Bond Component by investing in total return swap contracts that seek to track the performance of the Bond Component.” Please replace the word “may” with “will” and describe the strategy the Advisor uses to decide when total return swaps will be more advantageous to the Fund than direct investments in the constituent corporate issuers of the index.
Response:	The Registrant has made the requested change. Please see the disclosure under “Fund Replication of the Index” in the Revised Strategy Disclosure provided in response to Comment 8 above.
16.	Comment: Representative sampling. Please revise the discussion of the Fund’s representative sampling strategy to explain the selection process in a clearer way. What is a “representative sample of securities that collectively has an investment profile similar to that of an applicable underlying index” and how similar is it? How does the Advisor conclude that, in the aggregate, its selected investments are sufficiently similar to the index based on market capitalization, industry weightings, fundamental characteristics and liquidity? Does the Advisor use an algorithm to pick the representative sample? Is there a similarity calculus that the corporate bond portion of the portfolio has to satisfy (e.g., does it have to be within one standard deviation of the index’s liquidity profile, etc.)? Does the Fund actually have to hold any of the index components if there are representative alternatives available? Please revise the third paragraph on page two with plain English principles in mind.

Response:	Please see the sections of the Revised Strategy Disclosure entitled “Fund Replication of the Index” as set forth in the Registrant’s response to Comment 8 above.
17.	Comment: Concentration. In the Fund Summary, the principal investment strategy states, “The Fund will concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.” Please state whether the Index currently concentrates. If so, what industry or groups of industries is the Index concentrated in. Please add any corresponding risk disclosures in Item 4 and Item 9.
Response:	Although the Index currently does not concentrate in an industry or group of industries, it may do so in the future. The Registrant notes that the Item 4 and Item 9 disclosures include descriptions of “Concentration Risk.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment. While the Bond Index does not focus on particular economic sectors, industries or group of industries, it may from time to time concentrate its holdings in certain sectors or industries. As of the date of this Prospectus, the Bond Index was concentrated in the financial sector and was not concentrated in any one industry.
18.	Comment: Frequent trading. In the frequent trading statement, please replace “may” with “will.” Otherwise, delete the sentence and corresponding principal risk information. Principal strategies are those that the Advisor actually intends to deploy to meet its investment objective.

Response: After careful consideration, the Registrant does not presently expect the Fund to engage in frequent trading and has deleted references to frequent trading from the principal investment strategies and principal risk sections of the Prospectus.

19.	Comment: Cayman Island subsidiary strategy. The current presentation does not adequately explain the relationship between the Advisor’s analysis of the available investment options and the Advisor’s portfolio construction strategy (i.e., when using the Subsidiary as opposed to investing directly). Please clarify whether the Fund intends to rely entirely on the Subsidiary to achieve 100% exposure to the Solactive Gold Multi-Day Roll Index. If so, please explain the leverage aspect of that strategy more clearly. If not, then describe the Advisor’s process for deciding when to invest directly in gold futures contracts, or related derivative instruments, and when to use the Subsidiary instead.

Response:	The Subsidiary serves as a vehicle by which the Fund can make certain types of investments in commodity-linked derivatives while still receiving “qualifying income” from the Subsidiary so that the Fund can maintain its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). As a result, the Subsidiary exists solely to serve as a vehicle so that the Fund can make certain types of investments in compliance with the Code. The Registrant believes that the Revised Strategy Disclosure clearly states that the Subsidiary will invest in gold futures contracts and total return swap contracts. Please see the section of the Revised Strategy Disclosure entitled “Investments in Subsidiary,” as set forth in the Registrant’s response to Comment 8 above.
20.	Comment: Controlled foreign corporation (“CFC”). Regarding the Fund’s Cayman Island subsidiary, please add disclosure or direct the Staff to the existing disclosure that states each of the following: (1) the Fund complies with the provisions of the 1940 Act governing investment policies (i.e., Section 8) and capital structure and leverage (i.e., Section 18) on an aggregate basis with the CFC; (2) each investment advisor to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (i.e., Section 15) as an investment advisor to the Fund under Section 2a-20 of the 1940 Act (i.e., the definition of “investment advisor”); (3) the identity of the CFC’s custodian and that the CFC complies with the provisions relating to affiliated transactions and custody (i.e., Section 17); (4) that the Fund has obtained an opinion of counsel or private letter ruling indicating that, for tax purposes, undistributed income derived from the CFC should be considered qualifying income; (5) all of the CFC’s principal investment strategies and corresponding risks are principal to the Fund and addressed in the disclosure accordingly. If the Fund has not received a private letter ruling, as previously referenced, please provide an opinion of counsel or other authority describing the basis for determining that the CFC’s undistributed income is qualifying income for tax purposes.

Response: (1) The Fund confirms that it complies with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with the CFC. However, the Fund respectfully submits that no disclosure revision is necessary in response to this comment.

(2)        The Fund respectfully submits that the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the services performed by the investment adviser to the CFC under an investment advisory agreement with the CFC will be subject to general review by the

Board of Trustees of the Trust, including the “independent” Trustees of the Trust, in connection with the Board’s annual review of the Fund’s investment advisory agreement with the investment adviser to the Fund. Although the Fund confirms that the investment advisory agreement with the CFC generally is consistent with Section 15, the Fund respectfully declines to disclose that the agreement complies with the provisions of the 1940 Act relating to investment advisory contracts.

(3)        The Fund confirms that the CFC complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and the rules thereunder. The CFC has the same custodian as the Fund, Citibank, N.A. However, the Registrant respectfully submits that no disclosure revision is necessary in response to this comment.

(4)        The Fund has not received a private letter ruling from the Internal Revenue Service or an opinion of counsel relating to whether undistributed income from the CFC is qualifying income to an entity, such as the Fund, which will elect and qualify to be taxed as a regulated investment company for federal income tax purposes. The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds, upon which the Fund cannot rely, which indicate that income from a fund’s investment in a wholly owned foreign subsidiary that invests in commodity-linked derivatives, such as the CFC, constitutes qualifying income. However, the IRS has suspended the issuance of further such rulings. The Fund intends to treat the income from the CFC as qualifying on the basis that income is derived with respect to the Fund's business of investing in the stock of the CFC. This is consistent with the holdings of private letter rulings that have been issued by the IRS to other funds that invest in wholly owned foreign subsidiaries that invest in commodity-linked derivatives (such as the CFC). Moreover, the Registrant respectfully submits that it will take steps to ensure that the income derived from the CFC is qualifying income – specifically, that all subpart F inclusion income from the CFC is distributed in cash on a timely basis, so that such income is qualifying income.

(5)        The principal investment strategies and principal risks already disclosed in the Fund’s prospectus and SAI appropriately reflect the aggregate operations of the Fund and the CFC. The Registrant respectfully submits that no disclosure revision is necessary in response to this comment.

21.	Comment: Subsidiary continued. Please confirm the following: (1) the financial statements of the Subsidiary will be consolidated with those of the Fund; (2) the Subsidiary’s management fee, including any performance fee, will be included in the “Management Fees” and the Subsidiary’s expenses would be included in “Other Expenses” in the prospectus fee table; (3) the Subsidiary and its board of directors will agree to designate an agent for the service of process in the U.S.; (4) the Subsidiary and its board of directors will agree to inspection by the

Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and rules thereunder. In addition, it is the Staff’s position that the investment advisory agreement between the Subsidiary and its investment advisor is material and should be included as an exhibit to the Registration Statement. Thus, please file or include a reference to where it was filed.

Response:	The Registrant confirms that: (1) the financial statements of the Subsidiary will be consolidated with those of the Fund; (2) because the Subsidiary does not pay a management fee, the inclusion of such a fee in the Fund’s fee table is not applicable, and because the Fund’s management agreement is structured as a “unified fee,” out of which the Advisor will pay the Subsidiary’s expenses, the Subsidiary’s expenses are not included under “Other Expenses” in the fee table; (3) the Subsidiary and its board of directors will agree to designate an agent for the service of process in the U.S.; (4) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and rules thereunder. As the Fund is not a party to the CFC’s advisory agreements and the Registrant considers the investment advisory agreement with the CFC not to be a material contract of the Fund, the Registrant does not believe that such an agreement is required to be filed as an exhibit to the Fund’s Registration Statement on Form N-1A.
22.	Comment: Cash collateral. If the Fund may hold money market funds as cash equivalents, please disclose this and, in your response letter, explain whether these would be affiliated money market funds, what the anticipated acquired fund fees and expenses are, if above 1bps, or whether or not Fund shareholders would bear the related expenses. If this is inapplicable, please state as such.
Response:	The Registrant does not currently intend to hold money market funds as cash equivalents. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Fund Summary – Principal Investment Risks

23.	Comment: Principal risk presentation. Please note that the Fund’s principal investment risks appear in alphabetical order. Please list these risks in order of how significant each one is with respect to the Fund’s impact on net asset value, yield and total return.
Response:	Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

24.	Comment: COVID-19 risk. Given the significant impact of the ongoing COVID-19 pandemic and its global political, economic and regulatory responses to it, please consider whether particular risks may be more pronounced as a result of COVID-19 and shifts in fiscal and monetary policy (e.g., increased likelihood of corporate credit fluctuations and the associated increase in risk). Consider revising the disclosure or highlighting vulnerabilities that could cause more significant volatility or value loss.
Response:	The Registrant confirms that the Amendment includes risk disclosure related to the COVID-19 pandemic and public health issues. The Registrant believes that this risk disclosure, in conjunction with risk disclosure elsewhere in the Amendment, adequately addresses current economic conditions as they relate to the COVID-19 pandemic. Notwithstanding the foregoing, the Registrant has added the following to “Market Risk” in Items 4 and 9:

“The impact of COVID-19 on the global economy has resulted, and may continue to result, in prolonged periods of heightened volatility with respect to inflation, the value of global currencies, including the U.S. dollar, and the value of gold, each of which may adversely affect the performance of the Fund. Further, the Fund may face challenges with respect to its day-to-day operations if key personnel of the Advisor or other service providers are unavailable due to quarantines and restrictions on travel. As a result, the risk environment remains elevated. The Advisor will monitor developments and seek to manage the Fund in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.”

25.	Comment: Diversification Risk. Please add disclosure to Items 4 and 9 describing diversification risk as principal for the Fund or direct the Staff to the existing principal risk information about diversification. If it is not principal, please explain why it is not.
Response:	After careful consideration, the Registrant has determined that the Fund will operate in a non-diversified manner. Accordingly, the following disclosure has been added to the Item 4 and Item 9 principal investment strategies sections of the Prospectus:

“The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of issuers.”

In addition, the following disclosure has been added to the Item 4 and Item 9 principal investment strategies risk of the Prospectus:

“Non-Diversification Risk. To the extent that the Fund holds securities of a smaller number of issuers or invests a larger percentage of its assets in a single issuer than a diversified portfolio, the value of the Fund, as compared to the value of a diversified portfolio, will generally be more volatile and more sensitive to the performance of any one of those issuers and to economic, political, market or regulatory events affecting any one of those issuers.”

26.	Comment: Characterization and consistency of principal risks. Please review the current list of Principal Investment Risks and Non-Principal Investment Risks in the Item 9 and confirm that all the Principal Investment Risks are complete. Otherwise, relocate some of the more significant risks that are currently listed as Non-Principal Investment Risks to the Principal Investment Risks section and add, as necessary, the corresponding risks to the Item 4. In particular, those to consider moving to the Principal Investment Risks section are: Extension Risk (page 23), Forwards Risk (page 24), Forward Exchanges Risk (page 24), Index-Linked Derivatives Securities Risk (page 25), Leverage Risk (page 26), Leveraged ETF Risk (page 26), Prepayment Risk (page 28), and Volatility Risk (page 30).
Response:	The Registrant has reviewed the current list of risks in the Item 9 disclosure and has determined that all the Fund’s principal risks are included in the Item 9 disclosure, and all the non-principal risks listed in the Item 9 disclosure are categorized appropriately. The Registrant notes that the Derivatives Risk disclosures in the Item 4 and Item 9 principal investment risks sections of the Prospectus include a description of the leverage risk associated with investment in derivative securities.
27.	Comment: Introduction to Principal Investments Risks. Please explain where/how the existing disclosure informs investors of “certain market conditions where the Fund will not meet its investment objective” or revise to do so in clear, concise and understandable language.
Response:	The Registrant notes that each risk factor disclosed in the Prospectus describes various adverse circumstances in which the Fund’s portfolio may sustain losses in value. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
28.	Comment: Cash and Cash Equivalents Risk. If risks specific to government treasuries are principal, please disclose that here.
Response:	The Registrant believes that the risks specific to U.S. Treasury obligations are appropriately described under “U.S. Government Obligations Risk.”

Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

29.	Comment: Commodity Risk. Please remove the commodity risk summary. The Fund does not invest in commodities generally. The Fund invests only in gold and gold related risks are addressed specifically.
Response:	The Registrant believes that the risks of participating in an unsuccessful commodity pool are appropriately described under “Commodity Risk.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
30.	Comment: Commodity Tax Risk. From an investor’s perspective, what would be the practical impact of the Fund’s failure to qualify as a registered investment company. If the investor could be hit with a greater tax liability as a result, please state this bluntly here.
Response:	The Fund has revised “Commodity Tax Risk” as follows (additional text in italics):

“Commodity Tax Risk. The tax treatment of commodity-linked derivative instruments may be adversely affected by changes in legislation, regulations or other legally binding authority. If, as a result of any such adverse action, the income of the Fund from certain commodity-linked derivatives was treated as non-qualifying income, the Fund might fail to qualify as a regulated investment company and be subject to federal income tax at the Fund level, and all distributions from earnings and profits, including any distribution of net tax-exempt income and net long-term capital gains, would be taxable to Fund shareholders as ordinary income. Should the Internal Revenue Service issue further guidance, or Congress enact legislation, that adversely affects the tax treatment of the Subsidiary (which guidance might be applied to the Fund retroactively), it could, among other consequences, limit the Fund’s ability to pursue its investment strategy.”

31.	Comment: Concentration Risk. Please identify the industry-specific principal risks associated with the Fund’s anticipated areas of investment concentration or direct the Staff to existing disclosure already addressing them.
Response:	As noted in the Registrant’s response to Comment 17 above, the Index currently does not concentrate in an industry or group of industries. Nevertheless, because the Index may do so in the future, the Registrant believes that it is appropriate to include “Concentration Risk” as a principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

32.	Comment: Counterparty Risk and Credit Risks. Please distinguish the risks from one another more clearly in the Item 4 and, to the extent appropriate, in Item 9. The risks currently appear very similar and it is not clear how they differ.
Response:	In response to this comment, the Registrant has revised “Counterparty Risk” in the Item 4 as follows:

“Counterparty Risk. The Fund may engage in transactions in securities and financial instruments that involve counterparties. Counterparty risk is the risk that a counterparty (the other party to a transaction or an agreement or the party with whom the Fund executes transactions) to a transaction with the Fund may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise honor its obligations.”

The Registrant believes that “Credit Risk” in the Item 4 is described appropriately, and that each of “Counterparty Risk” and “Credit Risk” in the Item 9 is described appropriately and is clearly distinct from the other risk disclosure.

33.	Comment: Derivatives Risk. Will the Fund invest principally, whether directly or indirectly, in derivatives other than futures contracts and total return swaps? If so, please identify the other types of derivatives upon which the advisor’s strategy depends.
Response:	The Registrant does not currently intend to invest, directly or indirectly, in derivatives other than futures contracts and total return swaps.
34.	Comment: Emerging Market Risk. Please review the Bond Component constituents and confirm that this is actually a principal risk of the Fund or delete it in the Item 4 and Item 9.
Response:	The Registrant confirms that Emerging Market Risk is a principal risk of the Fund.
35.	Comment: ETF Structure Risk – Trading Issues. With respect to the capitalized term “Exchange” that appears here, please define that term the first time it is used and clearly identify the particular exchange to which it refers. If it is already defined, please direct the Staff to it.
Response:	The Registrant has made the requested change.
36.	Comment: Geographic Concentration Risk. Please identify the principal strategy causing or creating this principal risk. If feasible,

please identify the specific geographic region(s) involved and the risks specific to the region(s).

Response:	After consideration, the Registrant does not believe that “Geographic Concentration Risk” is a principal investment risk of the Fund and has revised the Fund’s risk disclosures accordingly.
37.	Comment: Gold Risk. After clarifying what this product is designed to do and why it would be useful in the Principal Investment Strategy section, please review the related Gold Risk disclosures and, if appropriate, revise them.
Response:	As noted above in response to Comment 8, the registrant has significantly revised the Fund’s investment strategy. In light of this Revised Strategy Disclosure, the Registrant has determined that the “Gold Risk” disclosures are appropriate and no further changes are necessary.
38.	Comment: Income Risk. Given that “Income” is part of the Fund name, identify “Income Risk” as principal and revise the Item 4 and 9 risk disclosures accordingly. If not, then in the Registrant’s response letter, explain why characterizing “income” as a principal risk would be misleading, incorrect or otherwise inappropriate.
Response:	As stated in its response to Comment 2 above, the Fund’s name has been changed to “Strategy Shares Gold-Hedged Bond ETF.” Nevertheless, the Registrant has added the following to the Item 4 and Item 9:

“Income Risk. The Fund’s distributions to shareholders may decline when prevailing interest rates fall, when the Fund experiences deterioration of the underlying debt securities it holds, or when the Fund realizes a loss upon the sale of a debt security.”

39.	Comment: Index-Related Risk. As drafted, “Index-Related Risk” and “Turnover Risk” seem inconsistent with each other. Please revise the disclosure so that it can present a clearer picture of how both risks can apply to the Fund simultaneously while being significant enough to be considered principal. If relevant, consider modifying the example in the Index-Related Risk to describe the risk to investors in terms of the additional rollover costs associated with one-month futures contracts. Currently, the Index-Related Risk seems to suggest that the Index, and therefore the Fund, does not engage in frequent trading, when in fact it might.
Response:	As noted in its response to Comment 18 above, the Registrant does not expect the Fund to engage in frequent trading and has deleted references to frequent trading from the principal investment strategies and principal risk sections of the Prospectus. Accordingly, the Registrant respectfully declines to make any other changes in response to this comment.

40.	Comment: Investment Style Risk. Please identify the investment style at play here and explain what “type of securities” means in this context. It is unclear whether the “Investment Style Risk” means the Advisor’s investment style (i.e. selecting holdings for significant growth potential or unrealized value) or the type of instruments the Fund would hold (e.g., futures, total return swaps or other derivatives). Please revise the disclosure for clarity befitting unsophisticated retail investors.
Response:	The Registrant believes that the Revised Strategy Disclosure appropriately sets forth the Advisor’s investment style and believes that referencing particular elements of such investment style is not useful to investors in evaluating “Investment Style Risk.”
41.	Comment: LIBOR Risk. What is prompting the inclusion of this risk? Is the Advisor assuming that a certain percentage of global corporate bonds must be pegged to LIBOR, or is there a specific portion of the Fund’s strategy that corresponds to risk associated with LIBOR as opposed to another benchmark or interest rate reference?
Response:	The Registrant has included “LIBOR Risk” as a principal risk of the Fund because certain investments, including global bonds, may use LIBOR as an interest-rate reference.
42.	Comment: Limited History of Operations Risk. Please consider “New Fund Risk” may be more accurate. At present, the Fund has no history of operations.
Response:	The Registrant has revised “Limited History of Operations Risk.” as follows (additional text in italics, deleted text ~~struck through~~):

“New Fund ~~Limited History of Operations~~ Risk. The Fund is a new Fund with no ~~has a limited~~ history of operations for investors to evaluate. Investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategies, may be unable to implement certain of its investment strategies or may fail to attract sufficient assets, any of which could result in the Fund being liquidated and terminated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such a liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation. ETFs and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to the Advisor’s management of individual and institutional accounts. As a result, the Advisor may not achieve its intended result in managing the Fund.”

43.	Comment: Management Risk and Passive Investment Risk. These risks are described in terms that appear mutually exclusive. Please revise the narrative descriptions of these risks to clarify how they are both principal to the Fund and consistent with one another.
Response:	The Registrant has reviewed these risks and has concluded that each is relevant to the Fund and is appropriately worded. “Management Risk” addresses the risk that the Advisor may not successfully implement the Fund’s investment strategies, while “Passive Investment Risk” states that the Fund invests in securities included in the Index. Both risks are applicable because although the Index, rather than the Advisor, determines the composition of the Fund’s portfolio, the Advisor nevertheless may not be successful in implementing the strategy expressed by the Index’s composition. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
44.	Comment: Market risk. In the “Market Risk” summary on page 7, please add the words “and bond” before the last word in the last sentence to read so that disclosure reads: “securities and bond market.”
Response:	The Registrant notes that a bond is a type of security. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
45.	Comment: Regulatory Risk. Please revise the existing “Regulatory Risk” description to differentiate between the risks of participating in or operating an unsuccessful commodity pool (e.g., the potential risks of commodity pool-related investment losses) and penalties for failure to comply with the regulatory requirements (e.g., fines or losing legal protections and advantages).
Response:	The Registrant believes that the risks of participating in an unsuccessful commodity pool are appropriately described under “Commodity Risk,” and therefore do not need to be repeated under “Regulatory Risk,” which addresses the consequences of failure to comply with regulatory requirements applicable to commodity investments.
Performance
46.	Comment: Performance Measurement Index. Please supplementally indicate the broad-based market index that the Fund will use. Note that the Staff does not consider the Solactive Gold-Backed Bond Index to be an appropriate broad-based securities market index, as there is not a meaningful basis of comparison between the Fund’s performance and the Index’s performance.
Response:	As set forth in response to Comment 8 above, the Registrant has significantly revised the Fund’s investment strategy disclosures. As set forth in such disclosures, the Fund will use a representative sampling strategy to track the Index.  Also as noted above in response to Comment 10, a third party is responsible for the ongoing maintenance, compilation, calculation and administration of such Index.  Given that the Fund is designed to track the Index, the Registrant believes that the Index provides the most appropriate basis for comparison against the Fund’s performance.

47.	Comment: Hyperlinking. The Staff notes that certain webpage links did not work very well or at all. In some instances, the text of the description that is associated with the link created the illusion that the user would get directed to a webpage where the described information is available. However, the landing page is several clicks away from the destination that the disclosure suggests. Please check the hyperlinks throughout the Prospectus disclosure and make sure that they are functional and fully in compliance with the current taxonomy requirements.
Response:	The Registrant has reviewed the webpage links in the Prospectus and has made corrections where necessary to ensure that each such link is functional.

Additional Information about the Fund’s Investment Strategies and Related Risks

48.	Comment: ETF Structure Risk – Market Price Variance Risk. In the 3rd bullet point, for clarity, please revise the disclosure to insert the word “domestic,” so that the disclosure reads: “there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day. . . .” This revision is consistent with the Item 4 disclosure.
Response:	The Registrant has made the requested change.
49.	Comment: Issuer Specific Risk. The Item 4 and Item 9 descriptions do not appear to be describing the same risk. Please reconcile them.
Response:	The Registrant has revised the Item 4 and 9 risk disclosures as follow (additional text in italics, deleted text ~~struck through~~):

Item 4

“Issuer Specific Risk. The performance of the Fund depends on the performance of the issuers of the individual securities in which the Fund invests. Poor performance by any issuer may cause the value of its securities, and the value of the Fund’s Shares, to decline. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.”

Item 9

“Issuer Specific Risk. The performance of the Fund depends on the performance of the issuers of the individual securities in which the Fund invests. Poor performance by any issuer may cause the value of its securities, and the value of the Fund’s Shares, to decline. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than those of larger issuers. The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments. ~~Certain managers may be dependent upon a single individual or small group of individuals, the loss of which could adversely affect their success.”~~

50.	Comment: Market Risk. At present, the market risk disclosure about COVID-19 simply describes the broad market consequences of the pandemic and basically disclaims responsibility for disclosing how it might affect the Fund. Specifically, the disclosure says, “economies of many nations and the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. . . . The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.” These statements are correct, but do not help shareholders understand the particular risks that COVID-19 pandemic, or the responses to the pandemic, may pose for this particular Fund based on the rules controlling its investment decisions. Please revise this disclosure, consistent with Comment 24, so that it applies to the Fund itself.
Response:	The Registrant believes that the additional disclosure made in response to Comment 24 above adequately address this comment.
51.	Comment: Market Price Variance Risk. Please delete the following sentence: “However, given that the Fund’s shares can be purchased and redeemed in Creation Units at NAV, and the Fund’s portfolio holdings are fully disclosed on a daily basis, the Advisor believes that large discounts or premiums to the NAV of the Fund’s shares should not be sustained.” Language effectively minimizing an investor’s impression of a principal risk is inappropriate in principal risk disclosure.
Response:	The Registrant believes that the passage cited in this comment should be read together with the subsequent sentence, which qualifies the earlier statement. The cited passage is immediately followed by another statement, as shown below (emphasis added):

“However, given that the Fund’s shares can be purchased and redeemed in Creation Units at NAV, and the Fund’s portfolio holdings are fully disclosed on a daily basis, the Advisor believes that large discounts or premiums to the NAV of the Fund’s shares should not be sustained. A disruption in creations and redemptions, however, may cause the market price of the Fund’s shares to deviate significantly from the Fund’s NAV.”

The Registrant believes that its views regarding the creation/redemption process as set forth in the cited passage are reasonable and relevant, the inclusion of the subsequent sentence serves to qualify the cited passage, and the two sentences read together provide investors with appropriate information regarding the expected risk resulting from disruptions in creations and redemptions of Fund shares. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

52.	Comment: U.S. Government Obligations Risk. Is there a reason that the Item 4 risk disclosure says that “enterprises may or may not be backed by the full faith and credit of the U.S. government,” whereas the Item 9 risk disclosure says that “enterprises may not be backed by the full faith and credit of the U.S. government?” To be clear and for consistency, please explain or reconcile the disclosure.

Response: The Registrant has revised the third sentence of the Item 4 U.S Government Obligations Risk disclosure as follows (additional text in italics, deleted text ~~struck through~~):

“Securities issued or guaranteed by federal agencies or authorities and U.S. government-sponsored instrumentalities or enterprises ~~may or~~ may not be backed by the full faith and credit of the U.S. government, which could affect the Fund’s ability to recover should they default.”

53.	Comment: Business Development Company (“BDC”) Risk. The penultimate sentence of the risk description minimizes the risk discussed. Please consider removing this sentence.
Response:	The Registrant believes that its views regarding the scope of liability to which the Fund is subject in connection with its possible investment in BDCs are relevant to an investor’s assessment of the risk of such liability. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
54.	Comment: Capacity Risk. Please describe this risk more fully. The current description does not add to investors’ understanding of the investment or the related risk.

Response:	The Registrant has revised the “Capacity Risk” disclosure as follows (additional text in italics, deleted text ~~struck through~~):

“Capacity Risk. The markets and securities in which the Fund invests may, at times, ~~be limited~~ have limited capacity, and the Advisor may not be able to allocate as much of the Fund’s assets to a particular investment or type of investment as it desires. Under such conditions, the execution of the Fund’s strategy may be affected and the Fund may not achieve its investment objective. In addition, the Fund may not be able to purchase or sell securities at favorable market prices.”

55.	Comment: Conflict of Interest – Advisor’s Risk. Please expand the description of this risk. Currently, the disclosure does not provide sufficient information for the investor to understand how the risk might affect the Advisor’s judgment or actions, or ultimately how they could affect the Fund or investor. Also, to whom does the phrase “other individuals associated with the Advisor” refer? Please provide a clearer and more substantive explanation of the risk and/or the persons or entities that pose it.
Response:	The Registrant respectfully notes that the disclosure entitled “Conflict of Interest—Portfolio Manager Risk” provides information responsive to the first part of this comment. Accordingly, the Registrant respectfully declines to make any changes in response to this portion of the comment.

Supplementally, the Registrant notes that the phrase “other individuals associated with the Advisor” refers, for example, to persons that the Advisor may engage to assist it in providing advisory services to the Fund. However, the Registrant believes that providing more specific information regarding such persons would be of limited usefulness to investors. Accordingly, the Registrant respectfully declines to make any changes in response to this portion of the comment.

56.	Comment: Credit Risk (for Floating Rate Loans). To avoid confusion with the “Credit Risk” principal risk disclosure, please consider moving this description to the “Floating Rate Loans Risk.”
Response:	The Registrant has reviewed these two risks and had determined that they are appropriate. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
57.	Comment: Mortgage-Backed Securities Risk, MBS and CMO Risk. Please consider consolidating all of the mortgage-backed securities risk disclosure under a single heading.

Response:	The Registrant has reviewed these two risks and had determined that they are appropriate. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
58.	Comment: Risk Management Risk. Given that the Fund is a rules-based index ETF that does not engage in temporary defensive measures, please consider whether this risk disclosure is applicable to the Fund.
Response:	As described under “Passive Investment Risk,” the Fund does not take defensive positions unless such positions are also taken by the Index. As a result, the Fund may take defensive positions under these circumstances, and such measures are subject to risk management risk. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Shareholder Information

59.	Comment: Purchasing and Selling Fund Shares on the Secondary Market. Under this heading, please add disclosure explaining intraday interim valuation.
Response:	The Fund will not calculate an intraday indicative optimized portfolio value (“IOPV”), as it is not required under Rule 6c-11 and the Exchange’s Rule 6c-11 generic listing standards. Therefore, disclosure regarding an IOPV is not applicable.
60.	Comment: Calculation of Net Asset Value – Calculation Time. This section of the Prospectus states that “[t]he Fund’s NAV is determined . . . as of the close of regular trading on the Exchange (normally 4:00 p.m., Eastern Time) on each day that the Exchange is open for business.” There is similar disclosure in the SAI (pages 39 and 53) that also contemplates a 4:00 p.m. Eastern Time. However, pages 41-47 of the SAI refer to 3:00 p.m. Eastern Time. Is there a distinction between the times that the Fund’s NAV is calculated for the purpose of determining discounts and premiums and the cutoff time for Authorized Participants to place purchase and sale orders for creation units? If so, please clarify, otherwise reconcile.
Response:	After review of the Fund’s Prospectus and SAI disclosure regarding the time at which the Fund’s NAV is determined (normally at 4:00 p.m., Eastern Time) and the time by which Authorized Participants must submit creation or redemption orders (3:00 p.m., Eastern Time), the Registrant has concluded that the times for NAV calculation and creation unit orders are expressed clearly and distinctly. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Management of the Fund

61.	Comment: Fees paid to Advisor. It appears Trustee fees are paid by the Advisor out of the unitary management fee, even though these expenses are required to be paid by the Fund. Please explain whether Trustee fees are accrued or paid for by the Fund.
Response:	Under the Fund’s unitary fee arrangement, the Advisor’s obligation to pay the Fund’s portion of the Registrant’s expenses includes the Fund’s allocable portion of the fees that the Registrant is required to pay to its independent trustees. The independent trustees, in their capacity as such, have no direct legal recourse against the Advisor for the payment of their trustee fees, and may only look to the Registrant for payment. The board of trustees, however, has the authority to cause the Registrant to enforce its rights under the investment management agreement against the Advisor.

Premium/Discount Information

62.	Comment: Non-Functional Hyperlink. The hyperlink in the first paragraph is not functional and does not work. Please update accordingly.
Response:	The Registrant has corrected this web address to “www.strategysharesetfs.com.” Also, please see the Registrant’s response to Comment 47 above.
63.	Comment: Log on the Internet. The hyperlink in the first sentence takes the user to information about other Strategy Shares funds. Please provide the information required by Item 11(g)(2) of Form N-1A or, if it is not available, include an explanation of the information that will be presented.
Response:	The cited hyperlink currently does not include any information regarding the Fund because the Amendment is not currently effective and shares of the Fund are not currently being offered. The Registrant confirms that it will make information regarding the Fund available at this website when the Fund’s shares are offered to the public.

STATEMENT OF ADDITIONAL INFORMATION

64.	Comment: Cover Page. If the Fund’s prospectus is actually incorporated by reference into the SAI, so state pursuant to Item 14(a)(3)(iii) of Form N-1A.
Response:	The Fund’s prospectus is not incorporated by reference into the SAI. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

65.	Comment: Diversification. In accordance with Item 16(a) of Form N-1A, please direct the Staff to, or add, disclosure describing the Fund’s diversification policy. Specifically, if the Fund is diversified, the Fund should state that it will operate as a diversified company as defined in Section 5(b)(1) of the 1940 Act.
Response:	The Registrant notes that the Fund will operate as a non-diversified fund, as stated in the Registrant’s response to Comment 25 above. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.
66.	Comment: Fundamental Restrictions – Concentration. In the text of the limitation on concentration, please substitute “will” for “may,” or explain to the Staff why the revised statement would be incorrect.
Response:	The Registrant believes that the term “may” is appropriate in connection with its concentration policy because the Index may, but is not required to, concentrate in a particular industry or group of industries. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

PART C

67.	Comment: Form of Contracts. Except where permitted under Rule 483 under the 1933 Act, please file executed contracts, not forms of contracts, as exhibits.
Response:	The Registrant notes that Exhibits (d)(5) and (d)(6) relate to sub-advisory agreements for other inactive series of the Registrant. Because these agreements have not yet been executed, they are included as “forms of” contracts. In addition, Exhibit (e)(2) is the form of Authorized Participant agreement, filed in accordance with Rule 483(d)(2). Exhibit (g)(1) is incorrectly labeled as a “form of” custodial agreement. Because that agreement has been executed, the Registrant will correct the reference in the next amendment to the Registration Statement.
68.	Comment: License Agreements. The Registrant should include the index license or sublicense agreement to which the Fund is a party as an exhibit, if applicable, because the Staff consider that such to be “Other Material Contracts” under Item 28(h) of Form N-1A. Please confirm that all of the appropriate agreements, including any license or sublicense agreements, have been included as exhibits or will be included as exhibits when in the Registrant’s amendment.
Response:	The Registrant notes that the Fund is not a party to the licensing agreement between the Advisor and the Index Provider, and as such, the licensing agreement is not within the scope of Item 28(h) of Form N-1A. The Registrant confirms that to the extent the Fund becomes a party to a license or sublicense agreement, such agreement will be filed as a future exhibit under Item 28(h) of Form N-1A.

* * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Shawn A. Hendricks at 215-564-8778.

Very truly yours,

Michael P. O’Hare

EXHIBIT A

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.79%
Distribution and/or Service Fee (12b-1) Fees	0.00%
Other Expenses(1)(2)	0.00%
Total Annual Operating Expenses(2)	0.79%
(1)	The management fee is structured as a “unified fee,” out of which the Fund’s adviser pays all routine expenses of the Fund, except for the Fund’s management fee; payments under any 12b-1 plan; taxes; brokerage commissions and trading costs; interest (including borrowing costs and overdraft charges); short sale dividends and interest expenses; acquired fund fees and expenses; and non-routine or extraordinary expenses of the Fund (such as litigation or reorganizational costs), each of which is paid by the Fund.
(2)	Estimated for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. This Example does not reflect the effect of brokerage commissions or other transaction costs you pay in connection with the purchase or sale of Fund shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$81	$252

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